

Angelo Santabarbara · 3rd

New York State Assemblyman at New York State Assembly

Schenectady, New York, United States · Contact info

500+ connections

New York State Assembly

University at Albany, SUNY

Experience

New York State Assemblyman
New York State Assembly
Jan 2013 - Present · 9 yrs 2 mos
Albany, New York Area

New York State Assemblyman representing the 111th District, including Albany, Montgomery, and Schenectady Counties.

Senior Project Engineer
Ingalls & Associates LLP
Mar 2012 - Dec 2012 · 10 mos
Schenectady County

Mr. Santabarbara is Senior Project Engineer and brings over 16 years of Civil Engineering and Land Development experience to a local firm that prides themselves on providing quality professional services to municipal and private sector clients.

Legislator
Schenectady County
Jan 2008 - Dec 2012 · 5 yrs
County Office Building - 620 State Street - Schenectady, NY 12305

Angelo was elected to the Schenectady County Legislature in 2007 and re-elected in 2011, where he currently represents District 4 (which includes the Towns of Rotterdam, Princetown and Duanesburg). He currently serves as Chairman of the Transportation Committee and Vice Chairman of the Veterans Committee.

Senior Project Manager/Senior Project Engineer
The Chazen Companies
Jul 2006 - Feb 2012 · 5 yrs 8 mos

Primary responsibilities include management of site/civil engineering projects across the Northeastern United States. Projects range from residential subdivisions to commercial businesses to multi-million dollar industrial projects. Additional responsibilities include:

Project Engineer/Project Manager
CT Male Associates, PC
Feb 2002 - Jun 2006 · 4 yrs 5 mos

Primary responsibilities include technical civil engineering support in the Land Development Division. Projects range from residential subdivisions to commercial businesses to multi-million dollar industrial projects. Additional responsibilities include:

See all 6 experiences

Education

University at Albany, SUNY
Bachelor of Science, Math/Science/Engineering
1996 - 2001
Activities and societies: International Council of Shopping Centers, National Association of Industrial and Office Properties, American Society of Civil Engineers, National Society of Professional Engineers

Leadership Tech Valley - Class of 2011
2010 - 2011

Southern Saratoga County Chamber - Executive Institute
2010 - 2011

See all 4 education